Exhibit 99.1

Claude Resources Inc. completes acquisition of St. Eugene Mining Corporation Limited

Trading Symbols
TSX: CRJ
NYSE Amex: CGR

SASKATOON, Feb. 2, 2012 /CNW/ - Claude Resources Inc. (TSX: CRJ) (NYSE Amex: CGR) ("Claude") is pleased to announce the closing of the previously announced transaction whereby Claude has acquired all of the outstanding shares of St. Eugene Mining Corporation Limited (TSXV: SEM) ("St. Eugene") (that Claude does not already own).  The transaction was accomplished pursuant to the terms of a court approved plan of arrangement completed under the Business Corporations Act (British Columbia) (the "Arrangement"). Under the Arrangement, Claude acquired all of the outstanding common shares of St. Eugene in exchange for the issuance of approximately 9.6 million common shares of Claude ("Claude Shares").

In addition to Claude Shares, former shareholders of St. Eugene also received 0.25 of a common share of Satori Resources Inc. ("Satori").  Claude will maintain the same pro-rata stake in Satori that it had in St. Eugene.  Satori has received the necessary approvals for its common shares to commence trading on the TSX Venture Exchange effective February 2, 2012 under the trading symbol "BUD".  Satori's primary asset will be a 100 percent interest in the Tartan Lake Mine Project, which is comprised of certain mineral property interests and related assets located in the Flin Flon Greenstone Belt in Manitoba.

As part of the Arrangement, Claude also assumed all outstanding warrants of St. Eugene and reduced its existing net smelter return royalty on the Tartan Lake Mine Project from a sliding scale to 2 percent. The net smelter return royalty can also be repurchased at any time by Satori for $1 million for each one percent.

Claude now owns 100 percent of the Amisk Gold Project. At 23,450 hectares, this gold and silver exploration property is one of the largest land positions in the prolific Flin Flon mineral district. The Amisk Gold Property is located 20 kilometres southwest of Flin Flon, Manitoba and hosts the Amisk Gold Project, a bulk mineable gold and silver deposit. Currently the Amisk Gold Project hosts a National Instrument 43-101 compliant resource calculation of 1.57 million gold equivalent ounces. In 2012, Claude will update the resource calculation, conduct a Preliminary Economic Assessment and further exploration programs on the property.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the NYSE Amex (NYSE Amex: CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 962,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

%CIK: 0001173924

For further information:
Neil McMillan, President & CEO
Phone: (306) 668-7505
or
Brian Skanderbeg P. Geo, Vice President, Exploration
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 09:00e 02-FEB-12